UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: August 10, 2017	By:	/s/Shui-Yi Kuo
	Name:	Shui-Yi Kuo
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2017/07/18: 3G network 2017 quality maintenance additional acquisition with total amount exceeding NT$1 billion
99.02	Announcement on 2017/08/02: New Appointment of Representative of Juristic Person Director
99.03	Announcement on 2017/08/04: Independent director's resignation
99.04	Announcement on 2017/08/04: Changes of member of the Audit Committee and the Compensation Committee
99.05	Announcement on 2017/08/08: The Board approved the appointment of senior management
99.06	Announcement on 2017/08/08: New appointment of Senior Executive Vice President for Finance and Chief Financial Officer
99.07	Announcement on 2017/08/08: New appointment of Senior Executive Vice President for Investment
99.08	Announcement on 2017/08/08: New appointment of audit officer
99.09	Announcement on 2017/08/08: New appointment of accounting officer
99.10	Announcement on 2017/08/08: New appointment of spokesperson
99.11	Announcement on 2017/08/08: The board of directors resolves to participate in the bid of 1800MHz and 2100MHz frequency bands of Mobile Broadband business license
99.12	Announcement on 2017/08/08: To announce Project A of MSER Network Equipment and Installation for 2017, etc. acquisition with total amount exceeding NT$300 million
99.13	Announcement on 2017/08/09: To announce the differences between the second quarter of 2017 financial statements under Taiwan-IFRSs and IFRSs
99.14	Announcement on 2017/08/10 : Chunghwa Telecom announces its operating results for July 2017
99.15	Announcement on 2017/08/10: July 2017 sales